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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                    FORM 11-K
                              ---------------------


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
      EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _________ TO __________


COMMISSION FILE NUMBER 1-12387

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             TENNECO AUTOMOTIVE INC.
                              500 NORTH FIELD DRIVE
                              LAKE FOREST, IL 60045


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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Tenneco Automotive Inc. Benefits Committee:

We have audited the accompanying statement of net assets available for plan benefits of The Tenneco Automotive Employee Stock Ownership Plan for Hourly Employees as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the period from inception, February 1, 2000, through December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Tenneco Automotive Inc. Benefits Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Tenneco Automotive Employee Stock Ownership Plan for Hourly Employees as of December 31, 2000, and the changes in net assets available for plan benefits for the period from inception, February 1, 2000, through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000, included as Schedule I, and reportable transactions for the period from inception, February 1, 2000, through December 31, 2000, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                            /s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
June 1, 2001

                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK

                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 2000



ASSETS:
  Investments, at fair value-
    Corporate securities-
      Pactiv Corporation common stock                             $   2,109,517
      Tenneco Automotive Inc. common stock                            3,854,631
                                                                  -------------
                                                                      5,964,148
    Collective trust funds-
      Barclays Global Investors Equity Index Fund T                  10,953,457
      Barclays Global Investors U.S. Debt Market Index Fund K         4,978,706
                                                                  -------------
                                                                     15,932,163
    Registered investment companies-
      Fidelity Growth Company Fund                                   11,348,571
      INVESCO Total Return Fund                                       1,344,694
      Putnam New Opportunities Fund                                   5,557,031
      Templeton Foreign Fund                                            348,093
                                                                  -------------
                                                                     18,598,389

    Nations Cash Reserves                                             6,245,828
    Bankers Trust Pyramid Directed Account Cash Fund                    744,989
    Participant loans receivable                                      3,371,824
                                                                  -------------

                                  Total investments                  50,857,341

  Receivables-
    Employee contributions                                              142,489
    Employer contributions                                              261,643
    Accrued interest and dividends                                       42,277
    Due from broker                                                      63,372
                                                                  -------------

                                  Total receivables                     509,781
                                                                  -------------

                                  Total assets                       51,367,122

LIABILITIES:
  Due to broker                                                          81,660
  Administration expenses payable                                       260,696
  Due to The Tenneco Automotive Employee Stock
   Ownership Plan for Salaried Employees                                 39,867
                                                                  -------------

                                  Total liabilities                     382,223
                                                                  -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                            $  50,984,899
                                                                  =============



The accompanying notes to financial statements are an integral part of this financial statement.

                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK

                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 FOR THE PERIOD FROM INCEPTION, FEBRUARY 1, 2000

                            THROUGH DECEMBER 31, 2000


ADDITIONS:
  Dividends                                                                  $  1,951,523
  Interest                                                                        325,165
  Repayment of loan interest                                                      220,524
  Net appreciation (depreciation) in fair value of investments-
    Corporate securities                                                       (4,292,937)
    Collective trust funds                                                         19,507
    Registered investment companies                                            (5,005,367)
                                                                            -------------
                     Total net depreciation in fair value of investments       (9,278,797)
                                                                            -------------
                     Net investment loss                                       (6,781,585)

  Contributions-
    Employee                                                                    7,887,064
    Employer                                                                    6,656,587
    Rollover                                                                      143,383
                                                                            -------------
                     Total contributions                                       14,687,034
  Transfer from Pactiv Corporation Thrift Plan for Hourly Employees            49,792,719
                                                                            -------------
                     Total additions                                           57,698,168
                                                                            -------------

DEDUCTIONS:
   Withdrawals                                                                   5,522,242
   Administrative expenses                                                         545,072
   Transfer to The Tenneco Automotive Employee Stock Ownership
     Plan for Salaried Employees                                                   645,955
                                                                             -------------
                      Total deductions                                           6,713,269
                                                                             -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of period                                                               -
                                                                             ------------
   End of period                                                             $ 50,984,899
                                                                             ============

The accompanying notes to financial statements are an integral part of this financial statement.

                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK

                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000



1.  DESCRIPTION OF THE TENNECO AUTOMOTIVE EMPLOYEE
    STOCK OWNERSHIP PLAN FOR HOURLY EMPLOYEES:

The following description of The Tenneco Automotive Employee Stock Ownership Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by Tenneco Automotive Inc. (the Company) on February 1, 2000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective February 1, 2000, Tenneco Automotive Inc. employees who were participants in the Pactiv Corporation Thrift Plan for Hourly Employees (the Pactiv Plan) had their participant account balances transferred to the Plan. On February 1, 2000, Tenneco Automotive Inc. employees transferred $49,792,719 to the Plan.

Eligibility and Contributions

Hourly employees are eligible to participate in the Plan the first day of the month following the Company's receipt of an application for enrollment or two complete calendar months of employment provided the employee has not waived automatic enrollment.

Any employee who was enrolled in the Pactiv Plan as of January 1, 2000, and who continued to be an active employee of the Company was automatically enrolled in the Plan effective February 1, 2000.

An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of 2 percent of compensation, unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to increase the pretax deferral rate from 2 percent up to 16 percent, in any whole percentage, at any time. Total pretax contributions were limited to $10,500 for 2000. The Company contributes on behalf of the participant an amount equal to 100 percent of the participant's deferral contributions not to exceed 8 percent of the participant's compensation. The Company may also make discretionary contributions to participants' accounts.

Certain union hourly employees have adopted the Plan and are subject to different eligibility and contribution provisions, as described in the Special Appendix I of the Plan document.

Company contributions are made in the Company's common stock. The Company's contributions and the related earnings must remain in the form of the Company's common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

Investment Options

Each participant has the right upon enrollment to select the funds in which the balance in the participant's account, excluding Company contributions, will be invested. During 2000, participants can invest in Company common stock, two collective trust funds, four registered investment companies and a money market fund.

Shares of Pactiv Corporation common stock, transferred from the Pactiv Plan, are held in a separate fund; however, participants cannot direct contributions or fund transfers to this fund.

Vesting

All participants are 100 percent vested in their entire account balance in the Plan.

Withdrawals and Participant Loans

Upon retirement or other termination of employment, the participant may receive the value of his account as a lump-sum distribution. A participant who has attained age 55 may elect to make an in-service withdrawal of the Company's matching account. In-service withdrawals of deferral contributions may be made by participants who have attained age 59-1/2. Plan equity as of December 31, 2000, includes amounts pending distribution to participants of $86,440 (see Note
5).

Active participants and certain other individuals who have not had a loan during the previous three months may obtain a loan with a term not to exceed 54 months from his account. The borrower may have only one loan outstanding at any time, and the amount of the loan may not be less than $1,000 and shall not exceed the lesser of (a) $50,000 or (b) one-half the borrower's account balance. The loan interest rate is equal to The Wall Street Journal prime rate. Loan principal and interest repayments are made through payroll deductions.

Administration

The Plan is administered by the Tenneco Automotive Inc. Benefits Committee (the Committee). Bankers Trust Company serves as trustee.

2.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. The investments of the Plan are generally reported at quoted market value. Collective trust funds are valued by reference to published market data, as available, of the underlying assets. Participant loans receivable are reported at cost which approximates fair value.

Earnings

Individual participants' accounts are credited daily with investment earnings and losses. Investment earnings and losses are credited based upon the number of units held in an individual participant's account and the fair value per unit based upon the net asset value or share price of the underlying securities at the close of business each day.

Expenses

Substantially all administrative expenses are paid by the Plan. These expenses include record-keeping, audit and trustee fees.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.  NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2000:

Tenneco Automotive Inc. common stock                      $3,607,711
Bankers Trust Pyramid Directed Account Cash Fund              86,245
Employer contribution receivable                             261,643
Due to broker                                                 (4,214)
                                                          ----------
                      Net assets                          $3,951,385
                                                          ==========

The significant components of the change in net assets relating to the nonparticipant-directed investments for the period from inception, February 1, 2000, through December 31, 2000, are as follows:

Investment income-
   Interest and dividends                                 $   130,814
   Net depreciation in fair value of
     corporate securities                                  (4,444,872)
                                                          -----------
                                                           (4,314,058)
Employer contributions                                      6,656,587
Transfer from Pactiv Corporation Thrift Plan for
   Hourly Employees                                         2,232,155
Interfund transfers                                          (194,573)
Withdrawals                                                  (415,053)
Transfer to The Tenneco Automotive Employee Stock
   Ownership Plan for Salaried Employees                      (13,673)
                                                          -----------
                  Increase in net assets                  $ 3,951,385
                                                          ===========

4.  RISKS AND UNCERTAINTIES:

The Plan provides for investment in corporate securities, collective trust funds, registered investment companies and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

5.  RECONCILIATION OF FINANCIAL
    STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2000:


Net assets available for Plan benefits per the financial statements    $50,984,899
   Less- Amounts allocated to withdrawing participants                      86,440
                                                                       -----------
Net assets available for Plan benefits per the Form 5500               $50,898,459
                                                                       ===========

The following is a reconciliation of withdrawals per the financial statements to the Form 5500 for the period from inception, February 1, 2000, through December 31, 2000:


Withdrawals per the financial statements                                       $5,522,242
   Add- Amounts allocated to withdrawing participants at December 31, 2000         86,440
                                                                               ----------
Withdrawals per the Form 5500                                                  $5,608,682
                                                                               ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31 but not paid as of that date.

6.  FEDERAL INCOME TAXES:

The Plan has requested, but has not received a determination from the Internal Revenue Service stating that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the
IRC). However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Committee believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7.  TERMINATION OF THE PLAN:

Although the Company intends to continue the Plan indefinitely, they reserve the right to terminate the Plan. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participants' accounts pro rata on the basis of their respective balances.

8.  PARTY IN INTEREST:

The Plan invests in shares of the Bankers Trust Pyramid Directed Account Cash Fund which is managed by Bankers Trust Company. Bankers Trust Company is the trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of Tenneco Automotive Inc. common stock. Tenneco Automotive Inc. is the Plan's sponsor and, therefore, these transactions qualify as party-in-interest transactions.

9.  SUBSEQUENT EVENT (UNAUDITED):

Effective January 1, 2001, the Company's matching contribution was reduced to 75 percent of the participant's deferral contributions not to exceed 8 percent of the participant's compensation.

                                                                      SCHEDULE I


                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK

                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES


                    SCHEDULE OF ASSETS (Held at End of Year)

                             AS OF DECEMBER 31, 2000

                                                                                              Shares or                   Current
         Identity of Issue                           Description of Asset                    Face Value      Cost          Value
---------------------------------------  -------------------------------------------------   ----------   -----------   -----------
Pactiv Corporation                       Pactiv Corporation common stock                        170,466   $  (a)        $ 2,109,517
Tenneco Automotive Inc.*                 Tenneco Automotive Inc. common stock                 1,284,877    13,412,346     3,854,631
Barclays Global Investors                Barclays Global Investors Equity Index Fund T          296,440      (a)         10,953,457
Barclays Global Investors                Barclays Global Investors U.S. Debt Market
                                           Index Fund K                                         319,763      (a)          4,978,706
Fidelity Investment Institutional
   Services Co.                          Fidelity Growth Company Fund                           158,877      (a)         11,348,571
INVESCO Funds Group, Inc.                INVESCO Total Return Fund                               50,878      (a)          1,344,694
Putnam Management Company                Putnam New Opportunities Fund                           94,798      (a)          5,557,031
Franklin Templeton                       Templeton Foreign Fund                                  33,665      (a)            348,093
Bank of America, N.A.                    Nations Cash Reserves                                6,245,828      (a)          6,245,828
Bankers Trust Company*                   Bankers Trust Pyramid Directed Account Cash Fund       744,989       744,989       744,989
The Tenneco Automotive Employee Stock
   Ownership Plan for Hourly Employees*  Participant loans receivable (interest rates
                                           ranging from 7.0% to 9.5%)                        $3,371,824      (a)          3,371,824
                                                                                                                        -----------
                                               Total assets (held at end of year)                                       $50,857,341
                                                                                                                        ===========



*Indicated party in interest.
(a)Cost omitted for participant-directed investments.

                                                                    SCHEDULE II


                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK

                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES


                       SCHEDULE OF REPORTABLE TRANSACTIONS

            FOR THE PERIOD FROM INCEPTION, FEBRUARY 1, 2000, THROUGH

                                DECEMBER 31, 2000

                                                                                                              Costs of
                                                              In-Kind                  Cost of     In-Kind    Assets
Identity of                                     Purchase    Exchanges    Selling     of Assets   Exchanges  Exchanged     Net
Party Involved                Description      Price(a)(c)     In(c)    Price(b)(c)    Sold        Out(c)      Out     Gain (Loss)
------------------------  -------------------  -----------  ----------  -----------  ----------  ---------  ---------  ------------
SERIES:
 Tenneco Automotive Inc.  Tenneco Automotive
                            Inc. common stock   $927,310    $9,029,620   $947,008    $2,762,115  $306,502   $233,648   $(1,742,253)


(a) Purchase price equals cost of asset and includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).
(b)  Selling price is net of expenses incurred in connection with transactions.
(c) Current value of asset on transaction date is equal to the purchase/selling price and in-kind exchanges in/out.


NOTE: This schedule is a listing of series of transactions (for nonparticipant-directed investments) in the same security which exceed
      5 percent of the market value of the Plan transferred on February 1, 2000.

                                   SIGNATURES



THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Automotive Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.



                             THE TENNECO AUTOMOTIVE EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY EMPLOYEES



Date:  June 28, 2001         /s/ Richard P. Schneider
                             --------------------------------------------
                             RICHARD P. SCHNEIDER
                             CHAIRMAN OF TENNECO AUTOMOTIVE INC.
                             BENEFITS COMMITTEE

                                INDEX TO EXHIBIT



EXHIBIT
NUMBER                        DESCRIPTION
-------                       -----------
23.1             Consent of Independent Public Accountants